                                                                 EXHIBIT 99.57.8

[TRANSITION THERAPEUTICS LOGO]

         TRANSITION THERAPEUTICS INC. TO COMMENCE TRADING ON THE NASDAQ
                       CAPITAL MARKET UNDER SYMBOL "TTHI"


TORONTO, ON, AUGUST 16TH, 2007 -- TRANSITION THERAPEUTICS INC. ("Transition" or the "Company") (TSX: TTH), announced today that its common shares are expected to begin trading on the NASDAQ Capital Market on or about Monday, August 20, 2007, under the symbol "TTHI". The Company's common shares will continue to trade on the Toronto Stock Exchange in addition to NASDAQ. Transition's Chairman and CEO, Dr. Tony Cruz, is scheduled to ring the opening bell at the NASDAQ Stock Market at 9:30 a.m. EDT on Monday, August 20, 2007 to commemorate Transition's listing on the NASDAQ.

"We are pleased to begin trading on the NASDAQ. The achievement of this milestone recognizes the value of our Alzheimer's and diabetes therapies," said Dr. Cruz. "The Company is well positioned for future growth as we look to broaden and strengthen our product portfolio and attract new partnerships. Our growing shareholder base includes some of the premier institutional investors and this listing on the NASDAQ will enhance exposure to the investment community."

To view the NASDAQ Stock Market Opening Bell Ceremony live on August 20th, 2007 beginning at 9:15 a.m. EDT, please visit:
www.nasdaq.com/reference/marketsite_about.stm.

ABOUT TRANSITION

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead products include AZD-103/ELND005 for the treatment of Alzheimer's disease and regenerative therapies E1-I.N.T.(TM) and GLP1-I.N.T.(TM) for the treatment of diabetes. Transition has an emerging pipeline of preclinical drug candidates developed using its proprietary drug discovery engine. Transition's shares are listed on the Toronto Stock Exchange under the symbol "TTH". For additional information about the company, please visit www.transitiontherapeutics.com.


Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC or otherwise. Press releases may contain forward-looking statements based on the expectations of our management as of the date of the release. Actual results may materially differ based on many factors, including those described in the press releases.


For further information on Transition, visit www.transitiontherapeutics.com or contact:

Dr. Tony Cruz                               Elie Farah
Chief Executive Officer                     Chief Financial Officer
Transition Therapeutics Inc.                Transition Therapeutics Inc.
Phone: 416-260-7770 x 223                   Phone: 416-260-7770 x 203
tcruz@transitiontherapeutics.com            efarah@transitiontherapeutics.com